Exhibit 99.1

Liberty Resources Acquisition Corp. Announces Receipt of Notice of Non-Compliance
with Nasdaq Continued Listing Requirements

New York, New York – April 29, 2024 – On April 23, 2024, Liberty Resources Acquisition Corp. (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) indicating that because the Company has not yet filed its Form 10-K for the year ended December 31, 2023, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1). The Notice states the Company should present its views with respect to this deficiency to the Nasdaq Listing and Hearing Review Council (the “Council”) in writing no later than April 30, 2024.

The Notice further states that the Council will consider this matter in rendering a determination regarding the Company’s appeal of the March 24, 2024 decision of the Nasdaq Listing Qualifications Panel. The Company, by filing this press release, discloses its receipt of the Notice in accordance with Nasdaq Listing Rule 5810(b).

Liberty Resources Acquisition Corp.

Liberty Resources Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company is sponsored by Liberty Fields LLC.

Contact

Dato’ Maznah Binti Abdul Jalil

Liberty Resources Acquisition Corp.

Phone: 1-305-809-7217